Exhibit 99.1

InterContinental Hotels Group PLC

27 November 2003

Interim Report – 30 September 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. +44 (0)20 7066 1000

(Documents will usually be available for inspection within six business hours of this notice being given).